Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8 No. 333-00000) pertaining to the Scholastic Corporation Employee Stock Purchase Plan of our report dated July 30, 2008, with respect to the consolidated financial statements and schedule of Scholastic Corporation and of our report dated July 30, 2008, except for the effects of the material weakness described in the sixth paragraph of such report, as to which the date is March 11, 2009, with respect to the effectiveness of internal control over financial reporting of Scholastic Corporation, included in the Annual Report (Form 10-K) of Scholastic Corporation for the year ended May 31, 2008, as amended by Amendment No. 1 thereto (Form 10-K/Amendment No. 1) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
May 29, 2009